Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2016
(Dollars in Thousands)

Assets

Cash and cash equivalents			$ 617,097
Deposits with exchanges and segregated cash			947,489
Collateralized financing agreements:			
Securities purchased under agreements to resell (includes $54,984 at fair value)	$	46,370,824	
Securities borrowed		14,537,581	
			60,908,405
Trading assets ($14,976,358 were pledged to various parties and $497,099 related to consolidated variable interest entities, not available to the Company)			52,777,320
Receivables:			
Brokers, dealers and clearing organizations		1,965,074	
Customers		301,555	
Interest and dividends		281,927	
			2,548,556
Furniture, equipment, leasehold improvements and software, net (includes accumulated depreciation and amortization of $65,421)			4,965
Other assets			121,573
Total assets			$ 117,925,405

Liabilities and stockholder's equity

Liabilities:			
Collateralized financing agreements:			
Securities sold under agreements to repurchase	$	81,049,704	
Securities loaned		13,439,600	
			$ 94,489,304
Borrowings from Parent			2,973,873
Trading liabilities			12,065,558
Payables and accrued liabilities:			
Brokers, dealers and clearing organizations		1,346,416	
Customers		374,142	
Compensation and benefits		298,405	
Interest and dividends		120,142	
Other		120,450	
			2,259,555
Subordinated borrowings			3,150,000
Long term borrowings at fair value (relates to consolidated variable interest entities and are non-recourse to the Company)			407,740
Total liabilities			115,346,030
Commitments, contingent liabilities and guarantees (Note 10)			
Stockholder's equity:			
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding		-	
Additional paid-in capital		3,650,000	
Accumulated deficit		(1,070,625)	
Total stockholder's equity			2,579,375
Total liabilities and stockholder's equity			$ 117,925,405

See accompanying Notes to Consolidated Financial Statements.